

Mail Stop 4720

August 2, 2016

Via E-mail
James M. Ford
President and Chief Executive Officer
Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, CA 93720

      Re: **Central Valley Community Bancorp**
              Amendment No. 1 to Registration Statement on Form S-4
              Filed July 29, 2016
              File No. 333-212063

Dear Mr. Ford:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2016 letter.

Prospectus Cover Page

1.   Please revise to estimate the aggregate merger consideration as of a recent date, both if you do not exercise your right to terminate the merger agreement and if Sierra Vista Bank prevents you from exercising this right by accepting an adjustment to the aggregate merger consideration. Revise the cover page to indicate the implied value of the share consideration as of the most recent date under both an over-performance reduction scenario and if no deduction is required.

Questions And Answers About The Merger, page 1

2.   Revise to clarify that the percentages of cash and stock consideration is fixed. Since the current value of the stock consideration is greater than the cash consideration, a

James M. Ford
Central Valley Community Bancorp
August 2, 2016
Page 2

shareholder may not receive the compensation that they elected to receive under the proration provision of section 2.2 of Article II of the Merger Agreement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Bruce F. Dravis, Esq.